FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, February 12, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the fourth quarter of 2014 (4Q14). The comments refer to the consolidated results of the Group or of its business units.

4Q14 and 2014 Earnings Release

Highlights in the year

Consolidated

Adjusted EBITDA grows 19.7% to R$5.4 billion, with margin expanding 40 bps

Expansion of 20.1% of adjusted net income, which totaled R$2.084 billion

Strong cash generation, which enabled to close the year with net cash 2.4x higher than in 2013

Strong organic growth in 2014, with the opening of 212 stores, 84 more than in 2013

Highlights in the quarter

Consolidated

Adjusted EBITDA advances 21.7%, supported by efficiency gains in all businesses, with EBITDA margin expanding 40 bps

Net sales grows 16.2% to R$19.7 billion; Adjusted net income of R$919 million, up 21.3%, with margin of 4.7%.

Food Business (Multivarejo + Assaí)

Adjusted EBITDA growth of 5.9%, with margin of 10.5%, due to operational improvements at Multivarejo and Assaí

Multivarejo and Assaí registered EBITDA Margin of 11.8% and 6.4%, respectively; Adjusted net income of R$511 million, with margin of 5.2%.

Via Varejo

Adjusted EBITDA grows 40.6% with 12.7% margin, leveraged by the efficiency initiatives implemented over the course of the year

Adjusted net income of R$375 million, growing 47.1% on 4Q13; In 2014, the cash generation was R$ 940 million, enabling a R$ 4.4 billion cash position at year-end.

	Consolidated (1)						Food Businesses			Via Varejo
(R$ million)(2)	4Q14	4Q13	Δ	2014	2013	Δ	4Q14	4Q13	Δ	4Q14	4Q13	Δ

Gross Revenue (3)	22,827	18,825	21.3%	72,804	64,542	12.8%	10,653	10,087	5.6%	7,209	7,145	0.9%
Net Revenue (3)	19,665	16,926	16.2%	65,525	57,854	13.3%	9,818	9,279	5.8%	6,382	6,232	2.4%
Gross Profit	5,246	4,407	19.0%	16,945	15,104	12.2%	2,670	2,400	11.2%	2,202	1,887	16.7%
Gross Margin	26.7%	26.0%	70 bps	25.9%	26.1%	-20 bps	27.2%	25.9%	130 bps	34.5%	30.3%	420 bps
Total Operating Expenses	(3,652)	(3,121)	17.0%	(12,121)	(11,368)	6.6%	(1,898)	(1,808)	5.0%	(1,428)	(1,247)	14.5%
% of Net Revenue	18.6%	18.4%	20 bps	18.5%	19.6%	-110 bps	19.3%	19.5%	-20 bps	22.4%	20.0%	240 bps
EBITDA (4)	1,622	1,307	24.1%	4,930	3,814	29.3%	785	604	29.9%	786	648	21.4%
EBITDA Margin	8.2%	7.7%	50 bps	7.5%	6.6%	90 bps	8.0%	6.5%	150 bps	12.3%	10.4%	190 bps
Adjusted EBITDA(5)	1,953	1,605	21.7%	5,371	4,487	19.7%	1,027	969	5.9%	808	575	40.6%
Adjusted EBITDA Margin	9.9%	9.5%	40 bps	8.2%	7.8%	40 bps	10.5%	10.4%	10 bps	12.7%	9.2%	350 bps
Net Financial Revenue (Expenses)	(430)	(328)	31.2%	(1,508)	(1,193)	26.3%	(157)	(132)	19.5%	(205)	(146)	40.4%
% of Net Revenue	2.2%	1.9%	30 bps	2.3%	2.1%	20 bps	1.6%	1.4%	20 bps	3.2%	2.3%	90 bps
Company's Net Profit	673	687	-2.1%	1,760	1,396	26.0%	333	321	3.7%	362	364	-0.8%
Net Margin	3.4%	4.1%	-70 bps	2.7%	2.4%	30 bps	3.4%	3.5%	-10 bps	5.7%	5.8%	-10 bps
Adjusted Net Income (6)	919	758	21.3%	2,084	1,735	20.1%	511	496	3.0%	375	255	47.1%
Adjusted Net Margin	4.7%	4.5%	20 bps	3.2%	3.0%	20 bps	5.2%	5.3%	-10 bps	5.9%	4.1%	180 bps

(1) Includes the results of Cnova (Cnova Brasil + Cdiscount Group) ; (2) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales; (3) Includes lease revenue from commercial galleries; Prior periods were reclassified for comparison purposes; (4) Earnings before interest, tax, depreciation and amortization;  (5) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses. (6) Net Income adjusted by the Other Operating Income and Expenses, which eliminates nonrecurring income and expenses, as well as the respective effects from the associated income tax. The effects from nonrecurring direct income tax are also excluded.

MESSAGE FROM THE MANAGEMENT

The year 2014 was of major achievements for GPA. During this complex period, we made use of many levers that guaranteed the success of our strategy and the achievement of our goals, despite the challenges imposed by Brazil's macroeconomic scenario. Through sustainable and structured actions, we managed to guarantee profitability in all businesses, along with higher sales and market share gains.

This was a year of advances in operating efficiency, in which we improved our control of working capital and optimized capital expenditure, while also adopting greater discipline in the execution of our strategic plan. We posted net income(1)  growth of 20.1% to R$2.084 billion. The period was also marked by strong cash generation, which enabled the Company to close the year with net cash 2.4 times higher than in 2013.

Anchored by our multi-format, multichannel and multi-region model and supported by the exchange of experiences and synergies with the Casino Group, we maintained a solid growth pace and improved our results. The diversity of the business, supported by a solid financial structure, attests to the effectiveness of our strategy, our competitive advantages and our strong focus on the customer.

GPA has over 2,000 points of sale that operate under the most recognized brands in Brazil's retail industry in various different formats. In the food segment, we have Assaí, with its Cash and Carry model, Extra, with 344 supermarkets and hypermarkets, and Pão de Açúcar, with a premium positioning, as well as our food e-commerce operation Pão de Açúcar Delivery. We also have the convenience store format with the Minimercado Extra and Minuto Pão de Açúcar stores, the latter launched in May 2014 to target the "AB" income segment.

In the non-food segment, we maintained our absolute leadership, with Via Varejo operating under the brands Casas Bahia and Pontofrio. In e-commerce, we were very proud to create, jointly with Casino and Via Varejo, Cnova, a company that combines the e-commerce operations in Brazil, France and nine other countries and is one of the largest international players in the segment, with shares listed on the NASDAQ and on the Paris stock exchange, Euronext.

To ensure the fulfillment of our strategic planning, we improved our management processes, adopting methods for the systematic monitoring of goals that includes the respective action plans and implementation of adjustments, if needed. This process is being carried out by GPA's executive team, whose professionals are recognized for vast experience in their respective operating segments.

In line with our strategic advantage as a multi-format company, we accelerated our operations on the multichannel platform by expanding the Click & Collect project, which is available at 100 stores, and also invested in organic growth by opening 212 new stores, 84 more than in the previous year. Through these initiatives, we reinforce our commitment to organic growth over the coming years in all our models, while strengthening our presence in current markets and expanding our operations in new markets.

In 2014, this expansion had a significant impact on Multivarejo. We opened 97 new stores in the convenience format, which included Minimercado Extra and Minuto Pão de Açúcar stores, and built a Distribution Center dedicated exclusively to the operation. In the premium supermarket segment, we strengthened our presence and competitive advantages through Pão de Açúcar by offering an innovative assortment and renovating and modernizing the store base, as well as by opening new units and converting existing units, adding a total of 17 new stores to the chain. In delivery, the e-commerce food segment in which Pão de Açúcar was a pioneer, we posted growth of over 20% in the year.

In the Extra banner, we launched a series of new measures to drive sales at hypermarkets, including operational improvements at stores, adjustments to assortments, better communication and continuous reinforcement of the price competitiveness strategy. These measures supported better customer traffic trends at stores and a recovery in market share. Within the one-stop shop concept and as a way to offer a complete shopping solution for our customers, we expanded the area of the commercial centers located inside our stores, adding 35,000 square meters in GLA under the management of GPA Malls, and including new services.

At Assaí, we continued to expand, opening nine new stores, which included the expansion of our operations in the Northeast, while reinforcing the strategy to grow the Cash and Carry operation. The chain's footprint currently covers 13 Brazilian states. This expansion has been making an important contribution to driving sales at Assaí, which registered net sales growth of 32.7% in the year.

At Via Varejo, the year was marked by important profitability gains, with EBITDA(1) margin expanding 220 bps to 10.4% significantly above retail industry benchmarks. During the year, the company focused on its expansion plan by opening 88 new stores and launching pioneering initiatives, such as opening of 20 new Mobile stores under the Casas Bahia and Pontofrio brands and expanding in the furniture segment by opening units focused on selling customized furniture, a segment in frank expansion.

One of the year's major achievements was the launch of Cnova, the product of the consolidation of Nova Pontocom and Cdiscount, present in France and another ten other countries, with the new company carrying out its IPO on the NASDAQ and Euronext Paris. In the year, the new company posted strong growth in gross merchandize volume of 28.6% as well as strong cash generation.

With sustainability as a strategic pillar, GPA also invested in dialogue and in creating value for its stakeholders. We made progress on our sustainable management platform by defining our social and environment principles based on five agents of change: valuing our people, conscientious consumerism and supply, transforming the value chain, environmental impact management and social engagement.

GPA is the largest private employer in the retail industry and one of Brazil's largest, with 160,000 employees firmly committed to meeting the Group's targets. This commitment is confirmed by the very positive results achieved in 2014, such as the 200 bps reduction in employee turnover, which reinforces GPA's position as one of the companies with the highest retention rates in the industry, as well as the 800 bps. improvement in employee engagement. We also made progress on diversity and on our goal of promoting a workplace that represents the universe of society and our customers. In 2014, we developed special projects for hiring professionals with disabilities and created the career advancement program for women in leadership positions, which were important initiatives on this front.

Our workforce, combined with the value of our brands, operations in various business formats and, most importantly, the firm commitment to our stakeholders, reinforces our role as an agent of change in the value chain that works to mitigate negative impacts on the environment and expand its commitment to society in order to assure its sustainable growth.

Lastly, it is important to highlight the support provided by the Board of Directors, which in turn was supported by the committees and the company's commitment to continuous advances in governance processes. It is this principle that guides us to deliver results in each period, but that also ensures our continuous growth in the long run and establishes GPA as a company poised for further growth.

(1)  Adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses

Sales Performance

	Net Sales
(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ
Consolidated (1)	19,665	16,926	16.2%	65,525	57,854	13.3%
Food Businesses	9,818	9,279	5.8%	34,741	31,811	9.2%
Multivarejo (2)	7,366	7,341	0.3%	26,415	25,538	3.4%
Assaí	2,452	1,938	26.5%	8,326	6,273	32.7%
Non-Food Businesses	9,868	7,649	29.0%	30,846	26,053	18.4%
Cnova (3)	3,464	1,415	144.8%	8,172	4,297	90.2%
Via Varejo (4)	6,403	6,233	2.7%	22,674	21,756	4.2%

Net 'Same-Store' Sales

	4Q14	2014
Consolidated (1)	4.3%	5.9%
Multivarejo + Assaí	1.0%	3.5%
Cnova (3)	21.6%	28.1%
Via Varejo (4)	1.5%	3.0%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial galleries;  (3) Cnova: Cnova Brasil + Cdiscount Group. Includes only revenue from commissions in the marketplace, not considering total merchandise revenue; (4) Includes revenue from intercompany transactions. Without considering the 32 store closures in 2Q14, in compliance with CADE, growth was 5.1% for the year of 2014.

Sales Performance - Consolidated

In 4Q14, consolidated net sales increased 16.2% to R$19.7 billion, driven by the combination of 117 new store openings in the quarter and same-store sales growth of 4.3%. GPA’s multi-format structure and multichannel initiatives, operating in different segments and presence in all regions, allows meeting with various customer profiles in their buying moments which has also contributed positively to the Company’s performance. Excluding the effects from the Cdiscount consolidation, net sales growth was 6.2% in 4Q14.

In the quarter, net sales in the Food Businesses advanced 5.8%. Meanwhile, the Non-Food Businesses, which comprises Via Varejo and Cnova, posted net sales growth of 29,0% (6.9%, excluding Cdiscount),supported by promotional campaigns, such as Black Friday, that benefitted all of the Group's banners. The performance in the quarter was affected by the strong comparison base in 4Q13, the Food Businesses and Non-Food Businesses of ‘Same-Store’ grew by 11.0% and 13.5%, respectively.

In 2014, net sales grew 13.3% to R$ 65.5 billion. The highlight was the strong organic growth in the period, with 212 new stores opened, of which 124 were inaugurated by GPA Food Businesses (Multivarejo + Assaí) and 88 by Via Varejo. With this volume of store opening, GPA recorded 84 more stores than the previous year.

Food Businesses (Multivarejo + Assaí)

✓ In 4Q14, net sales were up by 5.8% to R$9.8 billion. This sales performance was driven mainly by the opening of 57 new stores, with 42 convenience stores (31 Minimercado Extra and 11 Minuto Pão de Açúcar), 7 Pão de Açúcar, 3 Extra Super, 4 Assaí and 1 drugstore. On a same-store basis, net sales advanced by 1.0%.

✓ Multivarejo continued to invest in its price competitiveness and posted a slightly better performance compared to 3Q14, due to the slight recovery in sales volume and customer traffic at the Extra banner (hypermarkets and supermarkets) supported by successful promotional initiatives, such as Black Friday, as well as an improvement  in the food category sales. Due to higher promotional dynamics compared to the previous year, the price implemented have lagged inflation in the period. It is also worth mentioning that the 4Q13 represented a strong base of comparison, 11.0% growth. The performance of private-label brands continued to improve, with their contribution to total sales surpassing 11%.

✓ Assaí posted yet another quarter of strong net sales performance (26.5%), driven by solid same-store sales growth and the significant contribution from new store openings. In the quarter, 4 new stores were opened, 3 of which in the Northeast region of Brazil, ending the year with the total of 9 new stores. The banner already has 84 stores, of which 16 are located in the Northeast, a region of strategic importance to Assaí.

Via Varejo

✓ In 4Q14, net sales grew 4.4% to R$6.4 billion, excluding the effects of 32 store closures in 2Q14 to comply with Brazil’s antitrust authority (CADE). Including the store closures, net sales growth was 2.7%. On a same-store basis, net sales grew 1.5%.

✓ In 4Q14, 60 stores were opened, of which 31 Casas Bahia, 19 Ponto Frio and 10 Mobile stores, bringing the total number of new stores opened in the year to a record of 88 stores. The expansion focused on the Northeast region (24 stores), followed by the Midwest, with 13 units.  Via Varejo ended 2014 with 1,037 stores.

✓ In the year, excluding the impact of (CADE), the growth in net sales was 5.1%;

✓ The smartphones and white line categories posted the strongest performances in the quarter, especially in November, due to Black Friday promotional initiatives;

✓ In the quarter, a new store format was launched: the Mobile store. This format is focused on selling mobile phones, tablets, accessories, services and post-paid plans of Brazil’s leading mobile carriers. Twenty points of sale were opened, of which 10 dedicated stores (stand-alone) and 10 built inside existing stores (store-in-store).

Cnova

The following comments were extracted from Cnova’s press release published on January 12, 2015.

✓ Net sales experienced an increase of 19.7% from M€ 917.7 to M€ 1,098.6 in 4Q14 vs to 4Q13;

✓ 28.6% growth at Cnova Brazil and 15.5% growth at Cdiscount;

✓ Marketplace as a of GMV increased from 13.2% to 21.5% in France and from 3.8% to 12.4% in Brazil in 4Q14 vs 4Q13;

✓ GMV grew 28.6% from M€ 1,144.4 to M€ 1,471.7 in 4Q14 vs 4Q13, demonstrating Cnova’s successful strategy to develop both its direct sales and marketplace businesses.

CNOVA	4Q13	4Q14	Growth
GMV(1) (€ millions)	1,144.4	1,471.7	+28.6%
Net Sales (€ millions)	917.7	1,098.6	+19.7%
Active clients(2) (millions)	11.0	13.6	+23.1%
Orders(3) (millions)	7.9	10.8	+38.0%
Number of items sold (millions)	15.1	20.8	+37.3%

✓ Active clients increased 23.1% from 11.0 million to 13.6 million in 4Q14 vs to 4Q13 and orders increased 38.0% from 7.9  million to 10.8 million in 4Q14 vs to 4Q13;

✓ Clients placing more repeat orders and buying more items, which is a positive commercial indicator.

CDISCOUNT	4Q13	4Q14	Growth
GMV (€ millions)	627.0	790.5	+26.1%
Net sales (€ millions)	463.5	535.2	+15.5%
Marketplace share (4) (%)	13.2%	21.5%	+836 bps
Mobile share (6) (%)	14.0%	21.6%	+753 bps
Mobile traffic share (%)	26.8%	39.9%	+1,309 bps

CNOVA BRAZIL	4Q13	4Q14	Growth
GMV (R$ millions)	1,577.3	2,153.9	+36.6%
GMV (€ millions)	517.4	681.2	+31.7%
Net sales (R$ millions)	1,386.0	1,782.4	+28.6%
Net sales (€ millions)	454.2	563.4	+24.1%
Marketplace share (5) (%)	3.8%	12.4%	+865 bps
Mobile share (6) (%)	4.4%	10.5%	+600 bps
Mobile traffic share (%)	13.8%	21.7%	+794 bps

✓ Cdiscount GMV increased 26.1% from M€ 627.0 to M€ 790.5, in 4Q14 vs to 4Q13 due to net sales growth of 15.5% and an 836 bps increase in marketplace as a share of GMV.

✓ Cnova Brazil GMV increased 36.6% from MBRL 1,577.3 to MBRL 2,153.9 in 4Q14 vs to 4Q13 due to  net sales growth of 28.6% and an 865 bps increase in marketplace as a share of GMV.

CNOVA	2013	2014	Growth
GMV (€ millions)	3,567.1	4,515.8	+26.6%
Net Sales (€ millions)	2,898.9	3,473.8	+19.8%

CDISCOUNT	2013	2014	Growth
GMV (€ millions)	1,901.5	2,311.8	+21.6%
Net sales (€ millions)	1,420.4	1,605.5	+13.0%

CNOVA BRAZIL	2013	2014	Growth
GMV (€ millions)	1,665.6	2,204.1	+32.3%
Net sales (€ millions)	1,478.5	1,868.3	+26.4%

(1) GMV : Gross Merchandise Volume (derived from our product sales, marketplaces business volumes and other revenues, after returns, including taxes); (2) Active clients at the end of December having purchased once in the year; (3) Total placed orders before cancellation due to fraud detection or customers not paying their order and after correction of orders placed in one period but not delivered until the following period; (4) Marketplace share on  www.cdiscount.com; (5) Marketplace share on www.extra.com.br. (6) Share of placed orders value from mobile devices excluding specialty websites.

Operating Performance

(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ
Gross Revenue (1)	22,827	18,825	21.3%	72,804	64,542	12.8%
Net Revenue (1)	19,665	16,926	16.2%	65,525	57,854	13.3%
Gross Profit	5,246	4,407	19.0%	16,945	15,104	12.2%
Gross Margin	26.7%	26.0%	70 bps	25.9%	26.1%	-20 bps
Selling Expenses	(2,907)	(2,499)	16.3%	(10,303)	(9,257)	11.3%
General and Administrative Expenses	(445)	(342)	30.0%	(1,484)	(1,485)	-0.1%
Equity Income	31	19	65.6%	108	47	127.4%
Other Operating Revenue (Expenses)	(331)	(299)	10.8%	(441)	(673)	-34.4%
Total Operating Expenses	(3,652)	(3,121)	17.0%	(12,121)	(11,368)	6.6%
% of Net Revenue	18.6%	18.4%	20 bps	18.5%	19.6%	-110 bps
Depreciation (Logistic)	28	21	-35.8%	105	78	-35.1%
EBITDA	1,622	1,307	24.1%	4,930	3,814	29.3%
EBITDA Margin	8.2%	7.7%	50 bps	7.5%	6.6%	90 bps
Adjusted EBITDA (2)	1,953	1,605	21.7%	5,371	4,487	19.7%
Adjusted EBITDA Margin	9.9%	9.5%	40 bps	8.2%	7.8%	40 bps

(1) As of 2014, it includes lease revenue from commercial galleries. 2013 figures were reclassified for comparison purposes; (2) EBITDA adjusted by Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Gross margin expanded 70 basis points from 4Q13, mainly due to margin gains at Multivarejo and Via Varejo. Note that these margin gains were due to improvements in the mix of categories and formats rather than to a loss of price competitiveness.

Selling, general and administrative expenses increased slightly by 20 basis points, from 16.8% in 4Q13 to 17.0% in 4Q14, impacted by the above-inflation wage increase granted under the 2014 collective bargaining agreement, expenses related to store openings and renovations, as well as higher marketing expenses at Multivarejo.

The Company incurred other operating income and expenses of R$331 million in 4Q14. Most of this amount refers to provisioning for ICMS tax credits associated with food staples following a decision by the Brazilian Federal Supreme Court (STF) that affects the entire industry. The remainder arises from other factors, such as the indemnity related to periods prior to the the association with Casas Bahia, fixed asset write-offs, restructuring expenses and the Cnova IPO, among others.

Adjusted EBITDA, which excludes Other Operating Income and Expenses, was R$1.953 billion, increasing 21.7% year over year to outpace sales growth in the period. Adjusted EBITDA margin stood at 9.9%, increasing 40 basis points from 4Q13, which demonstrates the Company’s ability to improve its profitability in a challenging scenario for the retail industry.

In 2014, adjusted EBITDA amounted to R$5.371 billion, with adjusted EBITDA margin of 8.2%, expanding by 40 basis points on 2013.

(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ
Gross Revenue (1)	8,006	7,995	0.1%	28,677	27,947	2.6%
Net Revenue (1)	7,366	7,341	0.3%	26,415	25,538	3.4%
Gross Profit	2,266	2,083	8.8%	7,549	7,107	6.2%
Gross Margin	30.8%	28.4%	240 bps	28.6%	27.8%	80 bps
Selling Expenses	(1,245)	(1,082)	15.1%	(4,549)	(4,115)	10.6%
General and Administrative Expenses	(186)	(170)	9.5%	(653)	(732)	-10.8%
Equity Income	23	13	73.9%	78	33	135.0%
Other Operating Revenue (Expenses)	(210)	(365)	-42.5%	(316)	(667)	-52.5%
Total Operating Expenses	(1,617)	(1,603)	0.9%	(5,440)	(5,480)	-0.7%
% of Net Revenue	22.0%	21.8%	20 bps	20.6%	21.5%	-90 bps
Depreciation (Logistic)	12	11	-12.0%	47	43	-9.8%
EBITDA	661	491	34.7%	2,156	1,670	29.1%
EBITDA Margin	9.0%	6.7%	230 bps	8.2%	6.5%	170 bps
Adjusted EBITDA (2)	871	856	1.8%	2,473	2,337	5.8%
Adjusted EBITDA Margin	11.8%	11.7%	10 bps	9.4%	9.2%	20 bps

(1) Includes lease revenue from commercial galleries. Prior periods were reclassified for comparison purposes; (2) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

The main strategy adopted by Multivarejo in all quarters of 2014 was to focus on commercial initiatives aimed at strengthening its price competitiveness. The gross margin expansion of 240 basis points in 4Q14 was due to a combination of various factors, as was the case in 3Q14, with the highlight growth in lease revenue from commercial galleries; the higher share in the sales mix of the formats Pão de Açúcar and Minimercado Extra, which operate with higher margins; and the lower share of electronics in the sales mix, reflecting the macroeconomic scenario.

Total operating expenses grew 0.9% in relation to 4Q13. The increase in selling, general and administrative expenses is mainly due to the 2014 collective bargaining agreement, increased expenses with health care benefits, which were adjusted above the inflation, higher marketing expenses to better publicize commercial initiatives, and expenses related to store openings and renovations, especially with the intensification of the expansion plan in 4Q14.

EBITDA in 4Q14 was impacted by Other Operating Expenses and Income of R$210 million, which was basically related to provisioning for ICMS tax credits associated with food staples in the amount of R$117 million, as mentioned in the previous chapter “Operating Performance - GPA Consolidated.” Adjusted for this effect, EBITDA was R$871 million with margin of 11.8%, which reflects the important effort to maintain profitability despite the lower sales growth in the period.

In 2014, EBITDA amounted to R$2.156 billion, with margin of 8.2%. EBITDA adjusted by the line Other Operating Income and Expenses came to R$2.473 billion, increasing 5.8% and outpacing revenue growth in the period, with margin expansion of 20 basis points.

In the year, GPA Malls increased its gross leasable area (GLA) in 37,000 m², from the expansion of existing commercial galleries and the opening of new enterprises, ending the period with 325,000 m² in leasable areas.

(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ
Gross Revenue	2,647	2,092	26.6%	8,983	6,814	31.8%
Net Revenue	2,452	1,938	26.5%	8,326	6,273	32.7%
Gross Profit	404	317	27.3%	1,208	914	32.2%
Gross Margin	16.5%	16.4%	10 bps	14.5%	14.6%	-10 bps
Selling Expenses	(216)	(176)	22.9%	(764)	(583)	31.2%
General and Administrative Expenses	(33)	(28)	16.7%	(100)	(82)	22.2%
Other Operating Revenue (Expenses)	(32)	(0)	n.a.	(32)	1	n.a
Total Operating Expenses	(281)	(204)	37.6%	(897)	(664)	35.1%
% of Net Revenue	11.5%	10.5%	100 bps	10.8%	10.6%	20 bps
Depreciation (Logistic)	1	0	174.5%	3	1	415.3%
EBITDA	124	113	9.2%	313	250	25.2%
EBITDA Margin	5.0%	5.8%	-80 bps	3.8%	4.0%	-20 bps
Adjusted EBITDA (1)	156	114	37.3%	346	250	38.6%
Adjusted EBITDA Margin	6.4%	5.9%	50 bps	4.2%	4.0%	20 bps

(1) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Net revenue at Assaí grew 26.5% in the quarter to R$2.5 billion, driven by strong same-store sales growth, which outpaced inflation, and by the important contribution from the 9 stores opened in the last 12 months. Gross profit grew 27.3%, while gross margin also increased slightly in the period.

The highlight in terms of operating efficiency was the reduction in selling, general and administrative expenses, which as a ratio of net sales decreased from 10.5% in 4Q13 to 10.2% in 4Q14, despite the aggressive plan to open new stores. Four new stores were opened in the quarter, while another 4 were under construction and scheduled to open in early 2015.

Assaí incurred other operating income and expenses of R$32 million related to provisioning for ICMS tax credits associated with food staples following a decision by the Brazilian Federal Supreme Court (STF) that affects the entire industry.

Adjusted EBITDA, which excludes this effect, came to R$156 million, increasing 37.3% on 4Q13. Adjusted EBITDA margin in the quarter expanded 50 basis points year over year to 6.4%.

In 2014, net revenue grew 32.7% to R$8.3 billion. Adjusted EBITDA came to R$346 million, increasing 38.6% on 2013 and outpacing revenue growth in the period, while adjusted EBITDA margin expanded 20 basis points to 4.2%, driven by operating efficiency gains.

(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ
Gross Revenue	7,209	7,145	0.9%	25,683	24,964	2.9%
Net Revenue	6,382	6,232	2.4%	22,612	21,746	4.0%
Gross Profit	2,202	1,887	16.7%	7,346	6,690	9.8%
Gross Margin	34.5%	30.3%	420 bps	32.5%	30.8%	170 bps
Selling Expenses	(1,264)	(1,204)	5.0%	(4,544)	(4,412)	3.0%
General and Administrative Expenses	(151)	(121)	24.2%	(527)	(535)	-1.5%
Equity Income	9	6	66.4%	32	14	127.6%
Other Operating Revenue (Expenses)	(22)	73	n.a.	(37)	(3)	n.a
Total Operating Expenses	(1,428)	(1,247)	14.5%	(5,076)	(4,935)	2.9%
% of Net Revenue	22.4%	20.0%	240 bps	22.4%	22.7%	-30 bps
Depreciation (Logistic)	11	7	-61.2%	43	26	-63.6%
EBITDA	786	648	21.4%	2,312	1,781	29.8%
EBITDA Margin	12.3%	10.4%	190 bps	10.2%	8.2%	200 bps
Adjusted EBITDA (2)	808	575	40.6%	2,349	1,784	31.7%
Adjusted EBITDA Margin	12.7%	9.2%	350 bps	10.4%	8.2%	220 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to effects from intercompany transactions. (2) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

In 4Q14, adjusted EBITDA was R$808 million, up 40.6% on 4Q13. Adjusted EBITDA margin reached 12.7% in the quarter, expanding 350 basis points. In 2014, adjusted EBITDA was R$2,349 million, increasing 31.7% on 2013, with adjusted EBITDA margin reaching a record 10.4%.

The adjusted EBITDA excludes other operating income and expenses to better reflect the operating performance in the period. In addition to this impact was recognized in 4Q14 tax credits and other expenses, such as provisions for contingencies, above the historic operation, which resulted in a positive impact of R$66 million.  Excluding these effects and also the Other Operating Revenue and Expenses, the 4T14 EBITDA would be R$742 million and R$2.283 billion in the year.

•       In Gross Profit, the effects mentioned above impacted positively by 230 basis points.  Excluding these items, gross margin in 4Q14 came to 32.2%, representing a significant improvement of 190 basis points on 4Q13, due to initiatives to capture efficiency gains in logistics and assembly operations, the growth in other services and financial services and the synergies captured in the group, combined with new revenue sources that did not exist in 4Q13.

•       In selling, general and administrative expenses, the effects mentioned above impacted negatively by 130 basis points in 4Q14. Excluding such effects, these expenses would be in 20.9% as a percentage of net sales, improving 40 basis points on 4Q13, due to the efficiency initiatives implemented during the year and captured in 4Q14.

Business highlights:

•    Strong development of marketplaces with approximately 7,100 sellers at the end of 2014, more than double from the end of 2013, bringing total product offerings available on Cnova sites at the end of 2014 to 14 million compared to 6.2 million at the end of 2013;

•    Continued expansion to new customer segments through the launch of two specialty websites in France: moncornerbrico.com, an online seller of home products for the DIY (Do It Yourself) consumer, and moncornerbaby.com, an online seller of infant care products and toys. Cnova currently plans to launch five additional specialty websites in 2015;

•    Expansion of our global footprint with the launch of Cdiscount sites in Cameroon in December 2014, Brazil in October 2014 and Senegal in September 2014, as well as Panama in January 2015. As of today, Cnova operates websites in 11 countries;

•    Powerful online-offline model with 14 warehouses representing approximately 560,000 m2 of available storage area and approximately 18,000 click & collect stations at the end of 2014;

•    Completed initial public offering on Nasdaq on November 25, 2014, raising approximately $ 191 million in gross proceeds.  Also, completed secondary listing on Euronext Paris on January 23, 2015.

Cnova Brazil Highlights:

•    GMV(1) of R$ 2.2 billion in 4Q14, 36.6% increase compared to 4Q13;

•    Net sales of  R$ 1.8 billion in 4Q14, 28.6% increase compared to 4Q13;

•    In 4Q14, marketplace share in Extra was 12.4%, and smartphone and tablets share for Cnova Brazil represented 10.5%;

•    Launch of Cdiscount.com.br in October 2014. Pontofrio.com and Casasbahia.com.br marketplaces were launched in January 2015;

•    Strong performance at Black Friday and Christmas sales;

•    Implementation of multi-channel through 100 stores operating Click and Collect in 2014;

•    Important cash generation in the period, due to better management of working capital.

(1) GMV: Gross Merchandise Volume (Considering direct sales, business volume of marketplace, other revenues, after returns, including taxes). .

Indebtedness

(R$ million)	12.31.2014	12.31.2013

Short Term Debt	(3,854)	(2,446)
Loans and Financing	(1,182)	(1,201)
Debentures	(2,672)	(1,245)
Long Term Debt	(2,998)	(4,182)
Loans and Financing	(2,102)	(1,583)
Debentures	(896)	(2,599)
Total Gross Debt	(6,852)	(6,628)
Cash and Financial investments	11,149	8,391
Net Cash	4,297	1,763
EBITDA (1)	4,930	3,814
Net Cash / EBITDA(1)	0.87x	0.46x
Payment Book - Short Term	(2,740)	(2,726)
Payment Book - Long Term	(136)	(141)
Net Cash (Debt) with Payment Book	1,421	(1,104)
Net Cash (Debt) with Payment Book / EBITDA(1)	0.29x	(0.29x)

(1)     EBITDA in the last 12 months.

Gross debt stood at R$6.852 billion at the end of December 2014, stable in comparison with the position a year earlier. However, due to the higher cash generation in the period, improvement in working capital and proceeds from the Cnova IPO, the Company ended 2014 with a net cash position, including the debt from the Via Varejo payment book operation of R$1.421 billion, compared to the net debt position including the payment book operations of R$1.104 billion in 2013.

The company held cash reserves of approximately R$11.1 billion at the end of 2014, compared to R$8.4 billion at the end of 2013, which attests to its solid capital structure, especially given the higher volatility in the economic environment. For more details, please refer to the section Cash Flow.

Financial Result

(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ

Financial Revenue	196	227	-13.5%	687	643	7.0%
Financial Expenses	(626)	(554)	12.9%	(2,195)	(1,836)	19.6%
Net Financial Revenue (Expenses)	(430)	(328)	31.2%	(1,508)	(1,193)	26.3%
% of Net Revenue	2.2%	1.9%	30 bps	2.3%	2.1%	20 bps
Charges on Net Bank Debt	(59)	(54)	9.7%	(251)	(224)	12.0%
Cost of Discount of Receivables of Payment Book	(90)	(76)	18.4%	(341)	(268)	27.3%
Cost of Sale of Receivables of Credit Card	(229)	(201)	13.8%	(764)	(618)	23.7%
Restatement of Other Assets and Liabilities	(51)	4	n.a.	(151)	(83)	81.5%
Net Financial Revenue (Expenses)	(430)	(328)	31.2%	(1,508)	(1,193)	26.3%

In 4Q14, the net financial expense, including bank debt charges and the cost of sales of card and payment book receivables, increased 14.2%, lagging the increase in the CDI rate in the period (18.3%).

The main variations in financial result were:

•       The 9.7% increase in bank debt charges, which lagged the increase in the CDI, reflecting the improvement in working capital in the period;

•       The 18.4% increase in cost of sales of payment book receivables, which was in line with the increase in the CDI rate in the period and with volumes stable in comparison with 4Q13;

•       The 13.8% increase in the cost of sales of card receivables, which for yet another quarter lagged interest rates in the period due to the lower frequency of sales receivables.

•       The R$55 million increase in the line Restatement of Other Assets and Liabilities related to the nonrecurring monetary restatement of the balance of ICMS recoverable in 4Q13. The balance in 4Q14 returned to the level of prior periods.

In 2014, the net financial expense amounted to R$1.508 million, increasing 26.3% from 2013 and lagging the increase in the CDI rate in the period (33.9%).

Net Income

(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ

EBITDA	1,622	1,307	24.1%	4,930	3,814	29.3%
Depreciation (Logistic)	(28)	(21)	35.8%	(105)	(78)	35.1%
Depreciation and Amortization	(231)	(196)	17.7%	(821)	(787)	4.2%
Net Financial Revenue (Expenses)	(430)	(328)	31.2%	(1,508)	(1,193)	26.3%
Income Before Income Tax	932	761	22.5%	2,496	1,756	42.1%
Income Tax	(259)	(74)	250.3%	(736)	(360)	104.5%
Net Income - Company	673	687	-2.1%	1,760	1,396	26.0%
Net Margin	3.4%	4.1%	-70 bps	2.7%	2.4%	30 bps
Net Income - Controlling Shareholders	485	492	-1.3%	1,270	1,052	20.7%
Net Margin - Controllings Shareholders	2.5%	2.9%	-40 bps	1.9%	1.8%	10 bps
Other Operating Revenue (Expenses)	(331)	(299)	10.8%	(441)	(673)	-34.4%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	85	228	-62.8%	117	334	-65.0%
Adjusted Net Income (1)	919	758	21.3%	2,084	1,735	20.1%
Adjusted Net Margin	4.7%	4.5%	20 bps	3.2%	3.0%	20 bps
Adjusted Net Income - Controlling Shareholders (1)	689	634	8.7%	1,546	1,440	7.3%
Adjusted Net Margin - Controlling Shareholders	3.5%	3.7%	-20 bps	2.4%	2.5%	-10 bps

(1)     Net Income adjusted by the Other Operating Income and Expenses, which eliminates nonrecurring income and expenses, as well as the respective effects from the associated income tax. The effects from nonrecurring direct income tax are also excluded, as was the case in 2013 of the positive effect of deferred income tax on the option to acquire Bartira.

The Company posted net income of R$673 million in 4Q14, with net margin of 3.4%. Adjusted by Other Operating Income and Expenses, net income was R$919 million, increasing 21.3% on 4Q13.

In 2014, net income was R$1.760 billion, increasing 26.0% on the prior year, with net margin of 2.7%. Adjusted by Other Income and Expenses, net income was R$2.084 billion, expanding 20.1% on the prior year, mainly due to the higher profitability at Multivarejo, Assaí and Via Varejo.

Simplified Cash Flow Statement

(R$ million)	4Q14	4Q13	2014	2013

Cash Balance at beginning of period	6,601	4,780	8,367	7,086
Cash Flow from operating activities	4,968	4,082	5,016	4,892
EBITDA	1,622	1,307	4,929	3,814
Cost of Sale of Receivables	(319)	(278)	(1,105)	(886)
Working Capital	3,567	2,478	1,131	1,355
Assets and Liabilities Variation	98	574	61	609
Cash flow from investment activities	(781)	(801)	(1,650)	(2,027)
Net Investment	(300)	(27)	(271)	(95)
Acquisition and Others	(481)	(774)	(1,379)	(1,932)
Change on net cash after investments	4,187	3,281	3,366	2,865
Cash Flow from financing activities	362	306	(584)	(1,584)
Dividends payments and others	(36)	(219)	(258)	(453)
Net Proceeds	397	525	(326)	(1,131)
Change on net cash	4,548	3,587	2,782	1,281
Cash Balance at end of period	11,149	8,367	11,149	8,367
Net cash	4,297	1,763	4,297	1,763

The Company’s cash balance in the end of 2014 was R$11.149 billion, an addition of R$ 2.782 billion compared to December 31, 2013.

The main variations were due to the following factors:

(i)   the evolution in working capital, with improvement of 19 days(1) in the difference between inventories and suppliers in relation to last year;

(ii)  the improvement in the profitability of the business;

(iii) the greater discipline adopted in investments;

(iv) the proceeds from the Cnova IPO.

The stronger cash generation in the period enabled the Company to close 2014 with net cash 2.4x higher than in the previous year.

(1) In days of COGS

Capital Expenditure

	Consolidated						Food Businesses			Via Varejo
(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ	4Q14	4Q13	Δ	4Q14	4Q13	Δ

New stores and land acquisition	243	215	13.2%	597	785	-23.9%	197	172	14.7%	46	43	7.2%
Store renovations and conversions	142	118	20.1%	360	477	-24.5%	87	92	-5.6%	55	26	110.9%
Infrastructure and Others	458	278	65.1%	997	629	58.6%	140	130	7.7%	234	122	92.3%
Non-cash Effect
Financing Assets	(67)	(58)	15.1%	(58)	(41)	41.2%	(67)	23	-394.6%	-	(81)	n.a
Total	776	552	40.5%	1,896	1,850	2.5%	357	416	-14.4%	335	110	205.7%

The Group's investments amounted to R$776 million in 4Q14, with Multivarejo and Assaí accounting for 46% and Via Varejo for 43% of total investments..

In 4Q14, GPA set a new record for store openings in a single quarter by inaugurating 117 new stores (57 in the Food Businesses and 60 in Via Varejo), or 67 more new stores than in 4Q13.

In 2014, the Group’s investments amounted to R$1.896 billion, with the highlight the unprecedented number of openings in a single year: 212 new stores (124 in the Food Businesses and 88 in Via Varejo), or 84 more new stores than in the previous year.

The growth of the Group's sales area in 2014, excluding the effect of the closure of Via Varejo stores due to the Brazil’s antitrust authority CADE, was 5%.

It is important to highlight the optimizations of capex for expansion and reforms in 2014 compared to 2013 as a result of greater discipline due to better negotiations and review of construction methods, among others initiatives.

The Company plans to maintain this pace of organic growth in the coming years.

Dividends

In a meeting held on April 24, 2014, the Board of Directors approved the distribution of interim dividends for 2014. The distributions of interim dividends for 1Q14, 2Q14 and 3Q14 amounted to R$108 million and were made on May 15, August 13 and November 21, 2014, respectively. The amount corresponded to R$0.127270 per common share and R$0.14 per preferred share.

Management proposed the distribution of dividends in the amount of R$302 million for the fiscal year ended  December 31, 2014. Excluding the prepayments of quarterly interim dividends in 2014, the amount of the remaining dividend distribution is R$194 million, corresponding to R$0.6890176962 per common share and R$0.7579194658 per preferred share, calculated as shown below. The proposal for the distribution of dividends for fiscal year 2014 will be submitted to the Annual Shareholders’ Meeting to be held on April 24, 2015.

Shareholders of record on April 24, 2015 will be entitled to the distribution. As of April 27, 2015, the shares will trade ex-dividends. The payment will be made on June 23, 2015, within 60 days of the date of the Annual Shareholders’ Meeting.

Proposed dividends

(R$ million)	2014

Net profit	1,270
(-) Legal reserve	(63)
Dividends' base of calculation	1,207
Dividends proposed by management	302

(-) Interim dividends already announced	(108)
Proposed dividend to be paid	194

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units – food retail, cash and carry, electronics and home appliance retail (brick and mortar) and e-commerce – grouped as follows

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income and Expenses were included together with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. As from 1Q13, the depreciation recognized in cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Profitability measure calculated by net income excluding Other Operating Revenue and Expenses, excluding the effects on income tax and social contribution. Also excluded non-recurring direct income tax effects. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
	Consolidated			Food Businesses
(R$ million)	12.31.2014	09.30.2014	12.31.2013	12.31.2014	09.30.2014	12.31.2013
Current Assets	24,133	18,329	18,609	9,770	6,998	8,447
Cash and Marketable Securities	11,149	6,601	8,391	4,854	2,884	4,362
Accounts Receivable	3,210	2,931	2,516	276	147	291
Credit Cards	220	317	276	79	47	127
Payment book	2,475	2,208	2,249	-	-	-
Sales Vouchers and Others	599	571	202	158	85	149
Allowance for Doubtful Accounts	(340)	(325)	(229)	(1)	(1)	(3)
Resulting from Commercial Agreements	256	160	18	40	15	18
Inventories	8,405	7,455	6,382	4,077	3,569	3,424
Recoverable Taxes	808	750	908	176	146	191
Noncurrent Assets for Sale	22	22	39	8	8	24
Dividends Receivable	26	-	12	26	-	12
Expenses in Advance and Other Accounts Receivables	513	570	361	353	245	143
Noncurrent Assets	21,367	20,899	19,398	15,295	15,663	15,198
Long-Term Assets	4,747	4,690	4,334	2,022	2,531	2,401
Accounts Receivables	105	96	115	-	-	-
Payment Book	115	105	125	-	-	-
Others	-	-	-	-	-	-
Allowance for Doubtful Accounts	(10)	(9)	(10)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	2,136	1,663	1,429	432	386	380
Financial Instruments	-	-	-	-	-	-
Deferred Income Tax and Social Contribution	491	861	951	70	339	364
Amounts Receivable from Related Parties	313	264	172	163	445	299
Judicial Deposits	857	912	815	529	522	536
Expenses in Advance and Others	673	723	680	656	667	650
Investments	426	393	310	267	339	208
Property and Equipment	9,699	9,396	9,053	8,246	8,028	7,826
Intangible Assets	6,495	6,419	5,701	4,760	4,766	4,763
TOTAL ASSETS	45,500	39,228	38,007	25,065	22,661	23,645

LIABILITIES
	Consolidated			Food Businesses
	12.31.2014	09.30.2014	12.31.2013	12.31.2014	09.30.2014	12.31.2013
Current Liabilities	23,848	17,285	17,010	9,857	6,455	7,984
Suppliers	13,322	8,261	8,548	4,942	2,910	3,942
Loans and Financing	1,182	1,149	1,201	1,133	1,052	1,087
Payment Book (CDCI)	2,740	2,627	2,726	-	-	-
Debentures	2,672	1,850	1,245	2,052	1,031	1,028
Payroll and Related Charges	864	1,010	796	445	500	462
Taxes and Social Contribution Payable	867	733	969	258	222	422
Dividends Proposed	321	1	152	194	1	151
Financing for Purchase of Fixed Assets	98	31	36	98	31	36
Rents	115	65	112	75	65	74
Acquisition of Companies	73	72	69	73	72	69
Debt with Related Parties	261	318	33	351	363	373
Advertisement	94	63	89	39	24	40
Provision for Restructuring	1	3	21	1	3	21
Tax Payments	-	-	-	-	-	-
Advanced Revenue	214	139	115	40	34	37
Others	1,024	964	898	156	148	239
Long-Term Liabilities	7,170	8,143	8,285	5,548	6,533	6,579
Loans and Financing	2,102	1,719	1,583	1,934	1,550	1,411
Payment Book (CDCI)	136	120	141	-	-	-
Debentures	896	2,097	2,599	896	2,097	1,999
Financing for Purchase of Assets	8	8	12	8	8	12
Acquisition of Companies	57	54	108	57	54	108
Related Parties	-	-	-	-	-	-
Deferred Income Tax and Social Contribution	1,133	1,129	1,061	1,129	1,127	1,058
Tax Installments	617	954	1,073	617	915	1,033
Provision for Contingencies	1,344	1,153	1,147	747	580	775
Advanced Revenue	834	810	456	127	111	80
Others	43	98	105	33	91	104
Shareholders' Equity	14,482	13,801	12,712	9,659	9,673	9,082
Capital	6,792	6,789	6,764	4,711	5,062	5,175
Capital Reserves	282	265	233	282	265	233
Profit Reserves	3,505	3,181	2,486	3,505	3,181	2,486
Adjustment of Equity Valuation	1	-	-	1	-	-
Minority Interest	3,902	3,566	3,229	1,160	1,165	1,188
TOTAL LIABILITIES	45,500	39,228	38,007	25,065	22,661	23,645

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
R$ - Million	4Q14	4Q13	Δ	4Q14	4Q13	Δ	4Q14	4Q13	Δ	4Q14	4Q13	Δ	4Q14	4Q13	Δ
Gross Revenue (1)	22,827	18,825	21.3%	10,653	10,087	5.6%	8,006	7,995	0.1%	2,647	2,092	26.6%	7,209	7,145	0.9%
Net Revenue (1)	19,665	16,926	16.2%	9,818	9,279	5.8%	7,366	7,341	0.3%	2,452	1,938	26.5%	6,382	6,232	2.4%
Cost of Goods Sold	(14,391)	(12,498)	15.1%	(7,135)	(6,867)	3.9%	(5,088)	(5,247)	-3.0%	(2,047)	(1,620)	26.4%	(4,168)	(4,338)	-3.9%
Depreciation (Logistic)	(28)	(21)	35.8%	(13)	(11)	16.8%	(12)	(11)	12.0%	(1)	(0)	174.5%	(11)	(7)	61.2%
Gross Profit	5,246	4,407	19.0%	2,670	2,400	11.2%	2,266	2,083	8.8%	404	317	27.3%	2,202	1,887	16.7%
Selling Expenses	(2,907)	(2,499)	16.3%	(1,461)	(1,257)	16.2%	(1,245)	(1,082)	15.1%	(216)	(176)	22.9%	(1,264)	(1,204)	5.0%
General and Administrative Expenses	(445)	(342)	30.0%	(219)	(198)	10.5%	(186)	(170)	9.5%	(33)	(28)	16.7%	(151)	(121)	24.2%
Equity Income	31	19	65.6%	23	13	73.9%	23	13	73.9%	-	-	n.a.	9	6	66.4%
Other Operating Revenue (Expenses)	(331)	(299)	10.8%	(242)	(365)	-33.8%	(210)	(365)	-42.5%	(32)	(0)	n.a.	(22)	73	n.a.
Total Operating Expenses	(3,652)	(3,121)	17.0%	(1,898)	(1,808)	5.0%	(1,617)	(1,603)	0.9%	(281)	(204)	37.6%	(1,428)	(1,247)	14.5%
Depreciation and Amortization	(231)	(196)	17.7%	(164)	(159)	3.0%	(143)	(143)	-0.1%	(21)	(16)	29.9%	(44)	(34)	26.9%
Earnings before interest and Taxes - EBIT	1,362	1,089	25.1%	607	433	40.2%	506	336	50.3%	102	97	5.2%	731	606	20.6%
Financial Revenue	196	227	-13.5%	99	131	-24.5%	92	125	-26.4%	7	6	11.3%	88	100	-11.8%
Financial Expenses	(626)	(554)	12.9%	(256)	(263)	-2.5%	(239)	(248)	-3.7%	(17)	(15)	18.0%	(293)	(246)	19.3%
Net Financial Revenue (Expenses)	(430)	(328)	31.2%	(157)	(132)	19.5%	(147)	(124)	19.2%	(10)	(8)	23.3%	(205)	(146)	40.4%
Income Before Income Tax	932	761	22.5%	450	302	49.2%	358	213	68.3%	92	89	3.5%	526	460	14.3%
Income Tax	(259)	(74)	250.3%	(117)	19	n.a.	(86)	49	n.a.	(31)	(30)	3.9%	(164)	(96)	71.4%
Net Income - Company	673	687	-2.1%	333	321	3.7%	272	262	3.8%	61	59	3.3%	362	364	-0.8%
Minority Interest - Noncontrolling	188	196	-4.1%	(5)	22	n.a.	(5)	22	n.a.	-	-	n.a.	205	173	18.1%
Net Income - Controlling Shareholders (2)	485	492	-1.3%	338	299	13.0%	277	240	15.3%	61	59	3.3%	157	191	-17.9%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,622	1,307	24.1%	785	604	29.9%	661	491	34.7%	124	113	9.2%	786	648	21.4%
Adjusted EBITDA (3)	1,953	1,605	21.7%	1,027	969	5.9%	871	856	1.8%	156	114	37.3%	808	575	40.6%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	4Q14	4Q13		4Q14	4Q13		4Q14	4Q13		4Q14	4Q13		4Q14	4Q13
Gross Profit	26.7%	26.0%		27.2%	25.9%		30.8%	28.4%		16.5%	16.4%		34.5%	30.3%
Selling Expenses	14.8%	14.8%		14.9%	13.6%		16.9%	14.7%		8.8%	9.1%		19.8%	19.3%
General and Administrative Expenses	2.3%	2.0%		2.2%	2.1%		2.5%	2.3%		1.4%	1.5%		2.4%	1.9%
Equity Income	0.2%	0.1%		0.2%	0.1%		0.3%	0.2%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	1.7%	1.8%		2.5%	3.9%		2.8%	5.0%		1.3%	0.0%		0.3%	1.2%
Total Operating Expenses	18.6%	18.4%		19.3%	19.5%		22.0%	21.8%		11.5%	10.5%		22.4%	20.0%
Depreciation and Amortization	1.2%	1.2%		1.7%	1.7%		1.9%	2.0%		0.9%	0.8%		0.7%	0.6%
EBIT	6.9%	6.4%		6.2%	4.7%		6.9%	4.6%		4.2%	5.0%		11.5%	9.7%
Net Financial Revenue (Expenses)	2.2%	1.9%		1.6%	1.4%		2.0%	1.7%		0.4%	0.4%		3.2%	2.3%
Income Before Income Tax	4.7%	4.5%		4.6%	3.2%		4.9%	2.9%		3.7%	4.6%		8.2%	7.4%
Income Tax	1.3%	0.4%		1.2%	0.2%		1.2%	0.7%		1.3%	1.5%		2.6%	1.5%
Net Income - Company	3.4%	4.1%		3.4%	3.5%		3.7%	3.6%		2.5%	3.0%		5.7%	5.8%
Minority Interest - noncontrolling	1.0%	1.2%		0.1%	0.2%		0.1%	0.3%		0.0%	0.0%		3.2%	2.8%
Net Income - Controlling Shareholders(2)	2.5%	2.9%		3.4%	3.2%		3.8%	3.3%		2.5%	3.0%		2.5%	3.1%
EBITDA	8.2%	7.7%		8.0%	6.5%		9.0%	6.7%		5.0%	5.8%		12.3%	10.4%
Adjusted EBITDA (3)	9.9%	9.5%		10.5%	10.4%		11.8%	11.7%		6.4%	5.9%		12.7%	9.2%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
R$ - Million	2014	2013	Δ	2014	2013	Δ	2014	2013	Δ	2014	2013	Δ	2014	2013	Δ
Gross Revenue (1)	72,804	64,542	12.8%	37,660	34,761	8.3%	28,677	27,947	2.6%	8,983	6,814	31.8%	25,683	24,964	2.9%
Net Revenue (1)	65,525	57,854	13.3%	34,741	31,811	9.2%	26,415	25,538	3.4%	8,326	6,273	32.7%	22,612	21,746	4.0%
Cost of Goods Sold	(48,474)	(42,672)	13.6%	(25,935)	(23,747)	9.2%	(18,819)	(18,388)	2.3%	(7,116)	(5,359)	32.8%	(15,224)	(15,030)	1.3%
Depreciation (Logistic)	(105)	(78)	35.1%	(49)	(43)	14.8%	(47)	(43)	9.8%	(3)	(1)	415.3%	(43)	(26)	63.6%
Gross Profit	16,945	15,104	12.2%	8,757	8,021	9.2%	7,549	7,107	6.2%	1,208	914	32.2%	7,346	6,690	9.8%
Selling Expenses	(10,303)	(9,257)	11.3%	(5,313)	(4,697)	13.1%	(4,549)	(4,115)	10.6%	(764)	(583)	31.2%	(4,544)	(4,412)	3.0%
General and Administrative Expenses	(1,484)	(1,485)	-0.1%	(753)	(814)	-7.5%	(653)	(732)	-10.8%	(100)	(82)	22.2%	(527)	(535)	-1.5%
Equity Income	108	47	127.4%	78	33	135.0%	78	33	135.0%	-	-	n.a	32	14	127.6%
Other Operating Revenue (Expenses)	(441)	(673)	-34.4%	(349)	(666)	-47.6%	(316)	(667)	-52.5%	(32)	1	n.a	(37)	(3)	n.a
Total Operating Expenses	(12,121)	(11,368)	6.6%	(6,337)	(6,144)	3.1%	(5,440)	(5,480)	-0.7%	(897)	(664)	35.1%	(5,076)	(4,935)	2.9%
Depreciation and Amortization	(821)	(787)	4.2%	(630)	(650)	-3.2%	(552)	(594)	-7.1%	(78)	(56)	39.0%	(146)	(130)	12.6%
Earnings before interest and Taxes - EBIT	4,004	2,949	35.8%	1,791	1,227	45.9%	1,558	1,033	50.8%	233	194	20.2%	2,123	1,624	30.7%
Financial Revenue	687	643	7.0%	354	398	-10.9%	334	375	-10.8%	20	23	-13.2%	357	264	35.2%
Financial Expenses	(2,195)	(1,836)	19.6%	(957)	(899)	6.4%	(886)	(853)	3.9%	(71)	(46)	52.3%	(1,036)	(815)	27.2%
Net Financial Revenue (Expenses)	(1,508)	(1,193)	26.3%	(603)	(502)	20.2%	(552)	(478)	15.5%	(51)	(23)	116.4%	(679)	(551)	23.3%
Income Before Income Tax	2,496	1,756	42.1%	1,188	725	63.7%	1,006	555	81.1%	182	170	6.9%	1,444	1,074	34.5%
Income Tax	(736)	(360)	104.5%	(316)	(71)	345.3%	(254)	(13)	n.a	(62)	(58)	6.9%	(475)	(304)	56.2%
Net Income - Company	1,760	1,396	26.0%	871	654	33.2%	752	542	38.6%	120	112	6.9%	969	770	25.9%
Minority Interest - Noncontrolling	490	344	42.5%	(27)	(14)	92.4%	(27)	(14)	92.4%	-	-	n.a	549	366	49.9%
Net Income - Controlling Shareholders(2)	1,270	1,052	20.7%	899	669	34.4%	779	556	40.0%	120	112	6.9%	420	403	4.1%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	4,930	3,814	29.3%	2,470	1,920	28.6%	2,156	1,670	29.1%	313	250	25.2%	2,312	1,781	29.8%
Adjusted EBITDA (3)	5,371	4,487	19.7%	2,819	2,586	9.0%	2,473	2,337	5.8%	346	250	38.6%	2,349	1,784	31.7%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	2014	2013		2014	2013		2014	2013		2014	2013		2014	2013
Gross Profit	25.9%	26.1%		25.2%	25.2%		28.6%	27.8%		14.5%	14.6%		32.5%	30.8%
Selling Expenses	15.7%	16.0%		15.3%	14.8%		17.2%	16.1%		9.2%	9.3%		20.1%	20.3%
General and Administrative Expenses	2.3%	2.6%		2.2%	2.6%		2.5%	2.9%		1.2%	1.3%		2.3%	2.5%
Equity Income	0.2%	0.1%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	0.7%	1.2%		1.0%	2.1%		1.2%	2.6%		0.4%	0.0%		0.2%	0.0%
Total Operating Expenses	18.5%	19.6%		18.2%	19.3%		20.6%	21.5%		10.8%	10.6%		22.4%	22.7%
Depreciation and Amortization	1.3%	1.4%		1.8%	2.0%		2.1%	2.3%		0.9%	0.9%		0.6%	0.6%
EBIT	6.1%	5.1%		5.2%	3.9%		5.9%	4.0%		2.8%	3.1%		9.4%	7.5%
Net Financial Revenue (Expenses)	2.3%	2.1%		1.7%	1.6%		2.1%	1.9%		0.6%	0.4%		3.0%	2.5%
Income Before Income Tax	3.8%	3.0%		3.4%	2.3%		3.8%	2.2%		2.2%	2.7%		6.4%	4.9%
Income Tax	1.1%	0.6%		0.9%	0.2%		1.0%	0.1%		0.7%	0.9%		2.1%	1.4%
Net Income - Company	2.7%	2.4%		2.5%	2.1%		2.8%	2.1%		1.4%	1.8%		4.3%	3.5%
Minority Interest - noncontrolling	0.7%	-0.6%		0.1%	0.0%		0.1%	0.1%		0.0%	0.0%		2.4%	1.7%
Net Income - Controlling Shareholders(2)	1.9%	1.8%		2.6%	2.1%		2.9%	2.2%		1.4%	1.8%		1.9%	1.9%
EBITDA	7.5%	6.6%		7.1%	6.0%		8.2%	6.5%		3.8%	4.0%		10.2%	8.2%
Adjusted EBITDA (3)	8.2%	7.8%		8.1%	8.1%		9.4%	9.2%		4.2%	4.0%		10.4%	8.2%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	12.31.2014	12.31.2013
Net Income for the period	1,760	1,396
Adjustment for reconciliation of net income
Deferred income tax	222	89
Gain on disposal of fixed assets	58	45
Depreciation and amortization	931	865
Interests and exchange variation	1,118	1,000
Adjustment to present value	-	(10)
Equity pickup	(108)	(47)
Provision for contingencies	309	249
Provision for disposals and impairment of property and equipment	-	-
Share-Based Compensation	47	43
Allowance for doubtful accounts	518	451
Provision for obsolescence/breakage	35	(1)
Deferred revenue	(32)	(43)
Other Operating Expenses	150	323
	4,992	4,260
Asset (Increase) decreases
Financial Investments	24	(24)
Accounts receivable	(922)	(333)
Inventories	(1,503)	(582)
Taxes recoverable	(476)	(284)
Other Assets	(69)	(52)
Related parties	(253)	(34)
Restricted deposits for legal proceeding	(20)	(186)
	(3,219)	(1,495)
Liability (Increase) decrease
Suppliers	3,556	2,270
Payroll and charges	72	59
Taxes and Social contributions payable	(432)	(128)
Other Accounts Payable	(188)	7
Contingencies	(257)	(81)
Deferred revenue	492	-
	3,243	2,127
Net cash generated from (used in) operating activities	5,016	4,892

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	12.31.2014	12.31.2013
Increase of capital in subsidiaries	-	-
Acquisition of property and equipment	(1,379)	(1,656)
Increase Intangible assets	(518)	(193)
Sales of property and equipment	59	97
Net cash of corporate reorganization	188	1
Net cash flow investment activities	(1,650)	(1,751)

Cash flow from financing activities
Increase (decrease) of capital	28	16
Funding and refinancing	6,780	5,278
Payments	(7,519)	(7,239)
Dividend payments	(258)	(453)
Accounts payable related to acquisition of Companies	(67)	-
Proceeds from stock offering, net of issue costs
Acquisition of subsidiary	(8)	-
Net cash generated from (used in) financing activities	(636)	(1,584)

Monetary variation over cash and cash equivalents	52	-
Increase (decrease) in cash and cash equivalents	2,782	1,281

Cash and cash equivalents at the beginning of the year	8,367	7,086
Cash and cash equivalents at the end of the year	11,149	8,367
Change in cash and cash equivalents	2,782	1,281

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	4Q14%		4Q13%		Δ	2014	%	2013	%	Δ

Pão de Açúcar	1,827	8.0%	1,776	9.4%	2.8%	6,665	9.2%	6,212	9.6%	7.3%
Extra Supermercado	1,385	6.1%	1,386	7.4%	-0.1%	5,062	7.0%	4,985	7.7%	1.5%
Extra Hiper	4,055	17.8%	4,170	22.2%	-2.8%	14,279	19.6%	14,394	22.3%	-0.8%
Convenience Stores (1)	197	0.9%	150	0.8%	31.4%	677	0.9%	477	0.7%	41.9%
Assaí	2,647	11.6%	2,091	11.1%	26.6%	8,983	12.3%	6,814	10.6%	31.8%
Other Businesses (2)	542	2.4%	513	2.7%	5.6%	1,993	2.7%	1,879	2.9%	6.1%
Food Businesses	10,653	46.7%	10,087	53.6%	5.6%	37,660	51.7%	34,761	53.9%	8.3%
Pontofrio	1,644	7.2%	1,755	9.3%	-6.4%	5,906	8.1%	6,143	9.5%	-3.9%
Casas Bahia	5,566	24.4%	5,389	28.6%	3.3%	19,777	27.2%	18,821	29.2%	5.1%
Cnova	4,965	21.8%	1,593	8.5%	211.6%	9,461	13.0%	4,817	7.5%	96.4%
Non-Food Businesses	12,174	53.3%	8,738	46.4%	39.3%	35,144	48.3%	29,781	46.1%	18.0%
Consolidated	22,827	100.0%	18,825	100.0%	21.3%	72,804	100.0%	64,542	100.0%	12.8%
(1) Includes Minimercado Extra and Minuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	4Q14%		4Q13%		Δ	2014	%	2013	%	Δ

Pão de Açúcar	1,675	8.5%	1,625	9.6%	3.0%	6,115	9.3%	5,658	9.8%	8.1%
Extra Supermercado	1,303	6.6%	1,301	7.7%	0.1%	4,762	7.3%	4,631	8.0%	2.8%
Extra Hiper	3,673	18.7%	3,770	22.3%	-2.6%	12,948	19.8%	12,960	22.4%	-0.1%
Convenience Stores (1)	186	0.9%	141	0.8%	31.7%	638	1.0%	449	0.8%	42.2%
Assaí	2,452	12.5%	1,938	11.4%	26.5%	8,326	12.7%	6,273	10.8%	32.7%
Other Businesses (2)	530	2.7%	503	3.0%	5.4%	1,951	3.0%	1,841	3.2%	6.0%
Food Businesses	9,818	49.9%	9,279	54.8%	5.8%	34,741	53.0%	31,811	55.0%	9.2%
Pontofrio	1,466	7.5%	1,531	9.0%	-4.2%	5,222	8.0%	5,341	9.2%	-2.2%
Casas Bahia	4,916	25.0%	4,701	27.8%	4.6%	17,390	26.5%	16,405	28.4%	6.0%
Cnova	3,464	17.6%	1,415	8.4%	144.8%	8,172	12.5%	4,297	7.4%	90.2%
Non-Food Businesses	9,846	50.1%	7,647	45.2%	28.8%	30,784	47.0%	26,043	45.0%	18.2%
Consolidated	19,665	100.0%	16,926	100.0%	16.2%	65,525	100.0%	57,854	100.0%	13.3%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)				Food Businesses
	4Q14	4Q13	2014	2013	4Q14	4Q13	2014	2013

Cash	41.8%	42.9%	41.6%	42.4%	53.2%	53.8%	52.8%	53.4%
Credit Card	48.4%	47.0%	48.4%	47.4%	37.6%	37.6%	38.3%	38.2%
Food Voucher	4.9%	4.6%	4.9%	4.6%	9.1%	8.4%	8.9%	8.3%
Credit	4.9%	5.6%	5.0%	5.7%	0.0%	0.1%	0.0%	0.1%
Post-Dated Checks	0.0%	0.1%	0.0%	0.1%	0.0%	0.1%	0.0%	0.1%
Payment Book	4.9%	5.5%	5.0%	5.6%	-	-	-	-
(1) Excludes Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2013	09/30/2014	Opened	Closed	Converted	12/31/2014

Pão de Açúcar	168	171	7	-	3	181
Extra Hiper	138	137	-	-	-	137
Extra Supermercado	213	208	3	-	(4)	207
Minimercado Extra	164	210	31	-	(1)	240
Minuto Pão de Açucar	-	3	11	-	2	16
Assaí	75	80	4	-	-	84
Other Business	242	242	1	(2)	-	241
Gas Station	85	83	-	-	-	83
Drugstores	157	159	1	(2)	-	158
Food Businesses	1,000	1,051	57	(2)	-	1,106
Pontofrio	397	364	23	(7)	(6)	374
Casas Bahia	602	621	37	(1)	6	663
Consolidated	1,999	2,036	117	(10)	-	2,143

Sales Area ('000 m2 )
Food Businesses	1,670	1,715				1,752
Consolidated	2,753	2,791				2,864

# of employees ('000) (1)	156	154				160

(1) Excludes employees at Cdiscount.

FIGURES PER FORMAT ON 12/31/2014
	Number of	Sales Area
	Stores	(sq meter x1000)

Pão de Açúcar	181	233
Extra Hipermercado	137	812
Extra Supermercado	207	237
Convenience Stores	256	62
Assaí	84	317
Ponto Frio	374	244
Casas Bahia	663	868
GPA Bricks-and-Mortar	1,902	2,771
Other Business	241	92
Gas Station	83	81
Drugstores	158	11
GPA Consolidated	2,143	2,864

PRODUCTIVITY RATIO (Gross Sales Revenue) in R$ - Nominal Terms
Gross Sales per sqm/Month
	2014	2013	Δ
Pão de Açúcar	2,587	2,396	8.0%
Extra Hipermercado	1,461	1,496	-2.3%
Extra Supermercado	1,701	1,763	-3.5%
Convenience Stores	1,223	1,186	3.1%
Assaí	2,545	2,437	4.4%
Ponto Frio	1,996	1,992	0.2%
Casas Bahia	1,966	1,959	0.4%
GPA Consolidated	1,893	1,869	1.3%

Gross Sales per Employee/Month*
	2014	2013	Δ
Pão de Açúcar	32,416	30,372	6.7%
Extra Hipermercado	51,553	41,109	25.4%
Extra Supermercado	39,545	31,906	23.9%
Convenience Stores	25,971	20,871	24.4%
Assaí	60,119	55,368	8.6%
Ponto Frio	55,532	57,535	-3.5%
Casas Bahia	55,188	54,730	0.8%
GPA Consolidated	46,815	44,239	5.8%
* Employers in FTE (full-time equivalent) standard

Average Ticket - Gross Sales/Month
	2014	2013	Δ
Pão de Açúcar	53.0	48.2	10.4%
Extra Hipermercado	80.7	74.3	9.5%
Extra Supermercado	34.9	32.3	9.4%
Convenience Stores	16.3	15.3	6.7%
Assaí	145.0	124.9	16.0%
Ponto Frio	586.6	559.7	4.8%
Casas Bahia	558.9	517.5	7.9%
GPA Consolidated	102.9	94.7	8.4%

4Q14 Results Conference Call and Webcast
Friday, February 13, 2015
11:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 2188-0155

Conference call in English (simultaneous translation)
+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0155
Access code for Portuguese audio: GPA
Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts
GPA Tel: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: (11) 4225-8668 Fax: (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the fourth quarter of 2014 (4Q14), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors.

The calculation of "EBITDA" is based on earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and that did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended December 2014 was 6.41%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 20 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the self-service wholesale store segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 13, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.